[Letterhead]

July 13, 2005

VIA FAX (202-772-9220)

Ms. Mellissa Campbell Duru
Securities and Exchange Commission
CF-AD4
100 F Street, N.E.
Washington DC 20549-7010

Re:	Orchids Paper Products Company (the “Company”)
Registration Statement on Form S-1
(Commission File No. 333-124173)

Dear Ms. Duru:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Underwriter in this offering hereby joins in the request of the Company that the effectiveness of the above referenced Registration Statement be accelerated to July 14, 2005 at 4:30 p.m. E.D.T. or as soon thereafter as shall be practicable.

Very truly yours, TAGLICH BROTHERS, INC.
By:	/s/ Richard Oh
Its: Managing Director